NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	April 17, 2018

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.
APPOINTS JESSE V. CREWS AS DIRECTOR

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE American: KIQ) (“Kelso” or the “Company”) is pleased to announce that Mr. Jesse V. Crews has been appointed to the board of the Company as an independent director.

Mr. Crews has had a long, distinguished career in executive management, asset finance and equipment leasing that spans over 40 years. He currently serves as the Chief Investment Officer of Trinity Industries Leasing Company, which he joined in 2011, which includes accountability for the leasing company’s long-term portfolio investment strategy, wide-ranging capital market activities, as well as major transaction initiatives. From 2009 to 2011, he served as the Chief Operating Officer and Executive Vice President of Willis Lease Finance Corp. From 2004 to 2009, he served as a Managing Director for Fortress Investment Group. Previously, he served as the President and Chief Executive Officer of GATX Financial Corporation (formerly GATX Capital Corporation). Mr. Crews joined GATX in 1977 as a Financial Analyst and held a progression of positions through 2002, including Manager in Singapore, Regional Manager in New Orleans/Houston, head of New Business Development in their San Francisco main office, head of Corporate Finance, Chief Investment Officer, and culminated in his election as Chief Executive Officer in 1998.

Mr. Crews is a member of the Board of Trustees for the Darden Graduate School of Business at the University of Virginia. He earned a Masters in Business Administration from the University of Virginia and a Bachelor of Arts degree in Economics from Yale University.

James R. Bond, CEO of the Company stated, “Jesse is a very accomplished individual with a vast experience in matters related to the business of Kelso. He will strengthen and broaden our expertise on the board, and in particular, provide advisory roles on the Company’s diverse business development ambitions including our corporate finance and governance matters.”

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials, and our new appointment may not add to our expertise in process and governance. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com